SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

68th Annual General Meeting

206th Extraordinary General Meeting

April 28, 2023

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	4
II.	Guidance for Participation in the General Meetings	5
Participation via Ballot Paper	5
Participation via Digital Platform (Ten Meetings)	6
Holders of ADRs	8
Final guidelines	9
III.	Call Notice	10
IV.	Information on the matters to be examined and discussed at the 206th Extraordinary General Meeting	12
1. Analysis, discussion and resolution on the proposal for approval of the annual financial limit applicable to the Indemnity Agreement for the year 2023	11
2. Analysis, discussion and resolution on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal	13
V.	Information on the matters to be examined and discussed at the 206th Extraordinary General Meeting	14
1. Analysis, discussion and resolution on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 20	14
2. Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2022, distribution of earnings, payment of profit sharing and productivity incentives and capital budget for fiscal year 2023	15
3. Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2023	18
4. Election of the members of the Company’s Board of Directors due to end of term of office	19
5. Resolution on the compliance of the elected members of the Board of Directors with the independence criteria established in CVM Resolution no. 80, of March 29, 2022	24
6. Election of members of the Supervisory Committee due to end of term of office	25
7. Election of members of the Nomination and Evaluation Committee due to end of term of office	28

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Annexes

Annex I - Indemnity Agreement

Annex II - Company Bylaws with the proposed changes highlighted, according to art. 12 of CVM Resolution 81/2022

Annex III - Altering proposal with description of the current and proposed articles and the justifications for the change, according to art. 12 of CVM Resolution 81/2022

Annex IV - Consolidated version of the Company Bylaws

Annex V - Item 8.1 of CVM’s Reference Form

Annex VI - Summary of the Nomination and Evaluation Committee resolutions on the nominations of the Controlling Shareholder to the Board of Directors

Annex VII - Summary of the Nomination and Evaluation Committee resolutions on the nomination of the employees to the Board of Directors

Annex VIII - Registration form

Annex IX - Item 7.3 of CVM’s Reference Form

Annex X - Summary of the Nomination and Evaluation Committee resolutions on the nominations to the Supervisory Board

Annex XI - Summary of the Nomination and Evaluation Committee resolutions on the nominations to the Nomination and Evaluation Committee

Annex XII - Item 7.4 of CVM’s Reference Form

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I.        Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company.

This year, the Annual and Extraordinary General Meetings shall be held exclusively in digital mode, with the shareholds taking part virtually.

Thus, Copel’s 68th Annual General Meeting and 206th Extraordinary General Meeting were called for April 28, 2023, at 10 a.m., and will be held through the Ten Meetings digital platform.

The matters to be presented for resolution of shareholders are described in the Call Notice and in this Manual as well as the types of shares granting the right to vote on each item of the agenda. This Manual seeks to encourage and enable the participation of shareholders in the General Meetings.

The Meetings will be attended by, among others, the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the chairman of the Supervisory Board, the chairman of the Statutory Audit Committee and a representative of the independent auditors, who will be able to provide additional clarifications, if necessary, on the subjects on the agenda. Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in the 68th Annual General Meeting and 206th Extraordinary General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in the 68th Annual General Meeting and 206th Extraordinary General Meeting.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.	Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, made available to shareholders on the following websites: the Company’s (http://ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Brazilian Securities and Exchange Commission (CVM); or (b) via Digital Platform (Ten Meetings) which may be accessed personally or by a duly appointed proxy, pursuant to CVM Resolution no. 81/2022, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Resolution no. 81/2022, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on the Company's website (https://ri.copel.com/) and on the CVM's (http://gov.br/cvm) and B3's (http://www.b3.com.br/pt_br/) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the bookkeeping agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of B3 Brasil, Bolsa, Balcão. To this end, shareholders should contact their custody agents or the bookkeeping agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.
•	Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by April 21, 2023 (including), pursuant to article 21-B of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of CVM Resolution no. 81/2022.

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In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant CVM Resolution no. 81/2022; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to CVM Resolution no. 81/2022; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to CVM Resolution no. 81/2022.

Participation via Digital Platform (Ten Meetings)

This year, the Annual and Extraordinary General Meetings shall be held exclusively in digital mode, with the shareholds taking part virtually.

For participation via Digital Platform, the following procedures will be observed:

The shareholder must necessarily register on the Ten Meetings platform, at the event's website (https://tenmeetings.com.br/assembleia/portal_/#/?id=825644D9A5D9) up to 48 hours prior to the event, that is, until 10:00 a.m. (Brasília time), on April 26, 2023, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Assembly.

In the case of proxy or representative, the registration must be made with their data, at the same electronic address in the item above. The proxy or representative must then register each shareholder he/she will represent and attach the respective documents proving the status of shareholder and proxy, as follows:

•     Individual Shareholder:

(a) valid identification with photo of the shareholder or proxy;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions;

(c) instrument granting powers to a third party, in case the shareholder participates represented by proxy; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•     Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents that prove representation, including a copy of the power of attorney, of the professional qualification documents and/or of the minutes of the election of the administrator that grants the power of attorney or attends the Annual and Extraordinary General Meetings; and in the case of an investment fund, copies of (i) bylaws/regulations in force of the fund and its manager or administered, as the case may be, observing the fund's voting policy, (ii) documents of professional qualification of the fund's representative; and (iii) corporate documents that prove the powers of representation of the one participating in the Meetings or granting a proxy;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

For participation through a proxy, the granting of representation powers must have taken place less than one (1) year before, pursuant to art. 126, § 1 of Law 6,404/1976.

Additionally, in compliance with the provisions of art. 654, §§1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted, and the signature of the grantor.

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The Company's natural person shareholders can only be represented at the Meeting by an attorney-in-fact who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of Law 6404/1976. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM Instruction no. 586/2017; 4.11.2014).

The Company will analyse the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation.

The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company.

On the date of the Meeting, up to one hour before the beginning of the Meeting, the shareholder will receive a reminder for participation, and should access the Meeting through the same website used for registration and using the same login information and password initially registered.

Under the terms of article 6, §3 of CVM Resolution no. 81, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the above link and/or fail to attach the necessary participation documents within the term provided herein.

Availability of information and guidelines for access to the Digital Platform:

After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines for access to the Digital Platform.

It should be noted that the e-mail confirming the registration as well as the reminder for the Meeting will be sent exclusively to the e-mail address informed in the registration form.

Guidelines on the use of the Digital Platform can be found in the "Manual de Uso da Plataforma Ten Meetings", which is available on the participation registration page.

If the shareholder (or his proxy, as the case may be) has not received confirmation of his registration, he should contact the Company by e-mail at acionistas@copel.com up to two (2) hours before the beginning of the Meeting, so that the instructions can be forwarded to him again.

In the event of the need for document complementation and/or additional clarification in relation to the documents sent for the purposes of registration for participation, the Company will contact the shareholder (or his/her respective proxy, as the case may be) to request such document complementation and/or additional clarification in sufficient time to enable the confirmation of the registration within the period referred to above.

The Company also emphasizes that the information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by the Company under the terms of this Manual.

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Thus, shareholders commit to: (i) use the logins and passwords registered solely and exclusively for the remote monitoring and/or voting on the Meeting, (ii) not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

To access the Digital Platform, the following are required: (i) computer or smartphones with camera and audio that can be enabled and (ii) internet access connection of at least 100 mb. Access by videoconference should preferably be made through the Google Chrome or Edge browsers, noting that Mozila Firefox or Safari browsers are not compatible with the Digital Platform. In addition, it is also recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform.

Although the platform is compatible with all operating systems, and can also be accessed via smartphone, it is recommended that the shareholder use a computer, to have a better view of the event, giving preference to a Wi-Fi network for a more stable connection. We emphasize the need to use the Chrome or Edge browsers (Mozilla Firefox, Safari and others cannot be used).

The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 21-C, and that the duly registered shareholder who participates in the General Meetings by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant to Article 21-V, III and Paragraphs 1 and 2 of CVM Instruction no. 481/09, as amended by CVM Resolution no. 81/2022.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Final Guidelines

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meetings, to be held exclusively in digital mode, pursuant to CVM Resolution no. 81/2022, on April 28, 2023, at 10 a.m., via Ten Meetings digital platform (https://tenmeetings.com.br/assembleia/portal_/#/?id=825644D9A5D9), to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.	Analysis, discussion and resolution on the proposal for approval of the annual financial limit applicable to the Indemnity Agreement for the year 2023; and
2.	Analysis, discussion and resolution on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal.

ANNUAL GENERAL MEETING

1.	Analysis, discussion and resolution on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2022;
2.	Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2022, distribution of earnings, payment of profit sharing and productivity incentives and capital budget for fiscal year 2023
3.	Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2023;
4.	To elect the members of the Board of Directors due to end of term of office;
5.	Resolution on the compliance of the elected members of the Board of Directors with the independence criteria established in CVM Resolution no. 80, of March 29, 2022;
6.	To elect the members of the Fiscal Council due to end of term of office; and
7.	Election of members of the Nomination and Evaluation Committee due to end of term of office.

Documents referring to the matters to be discussed at the General Meeting, including the Manual for Participation in General Shareholders’ Meetings and the Management's Proposal, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

The General Meetings shall be carried out exclusively in digital mode, so the Company’s shareholder may take part:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (http://ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or

(b) via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to CVM Resolution no. 81/2022.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Resolution no. 81/2022, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

We note that, under the terms of art. 3 of CVM Resolution 70/2022 and art. 141, § 1 of Law no. 6,404/1976, the minimum percentage of interest in the Company's voting capital necessary to request the adoption of multiple voting for election of a member of the Board of Directors is 5% (five percent) and the request must be made by shareholders within 48 (forty-eight) hours before the Meeting.

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The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meetings via Digital Platform, the shareholder must, up to 48 hours before the Assembly is held, that is, until 10:00 a.m. (Brasília time), on April 26, 2023, access the Ten Meetings platform (https://tenmeetings.com.br/assembleia/portal_/#/?id=825644D9A5D9), fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meetings:

- Individual Shareholder:

(a) valid identification with photo of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Resolution no. 81/2022, can be found in the Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

Curitiba, March 28, 2023

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the newspaper Valor Econômico as from March 29, 2023, being also available on the Company’s website (ir.copel.com).

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IV.        Information on the matters to be examined and discussed at the 206th Extraordinary General Meeting

The Company’s Management presents below some clarifications related to each item for resolution at the Extraordinary General Meeting, for the exercise of a conscious vote:

è	1 - Analysis, discussion and resolution on the proposal for approval of the annual financial limit applicable to the Indemnity Agreement for the year 2023

Clarifications

As provided for in the Company's Bylaws, approved and consolidated at the 203rd Extraordinary Shareholders' Meeting on November 26, 2021, the Shareholders' Meeting is responsible for deciding on Copel's Indemnity Policy and on the general conditions contained in the Indemnity Agreements (attached to such Policy). Furthermore, item 5.6.2 of Copel's Indemnity Policy provides that the Maximum Limit of Guarantee of the indemnity agreements will be deliberated annually by the General Shareholders' Meeting.

The Company's Board of Directors, in its 236th Ordinary Meeting, on March 14, 2023, unanimously approved the forwarding of the proposal to establish the maximum and global financial limit for the indemnity agreement for the period from January 1 to December 31, 2023.

The Indemnity Agreements are the legal instruments to be formalized with the Beneficiaries of the Indemnity Policy, which are the Company's Managers, Members of the Supervisory Board and Members of Statutory Committees.

By means of each indemnity agreement, the Company undertakes to guarantee the payment of any and all expenses that may be proven to be due by the Beneficiaries by virtue of claims, inquiries, investigations, and administrative or judicial proceedings that aim at imputing any responsibility for regular management acts, thus considered the decisions and actions carried out diligently, in accordance with good faith, aiming at the Company's social interest and in compliance with its fiduciary duties.

In order to ensure the complete implementation of the Company's Indemnity Policy, as foreseen in its guidelines, it is up to the General Shareholders' Meeting to approve the Maximum Guarantee Limit for the year 2023, for the indemnity agreements that may be signed.

Thus, according to the criteria established in the Indemnity Policy, the Maximum Guarantee Limit should not exceed 0.125% of the Company's Net Worth, being R$25,000,000.00 (twenty-five million reais) the amount proposed for the year 2023.

Thus, it is proposed to the shareholders to express an opinion on item 1 of the agenda for the Extraordinary General Meeting of April 28, 2023, in order to deliberate on the maximum and overall financial limit for the indemnity agreements, in the amount of R$25,000,000.00 (twenty-five million reais), for the period from January 1 to December 31, 2023.

Annex I - Indemnity Agreement

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 236th ordinary meeting, held on March 14, 2023.

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Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution Proposal for approval of the annual financial limit applicable to the Indemnity Agreement for the year 2023: For [ ] Against [ ] Abstain from voting [ ]

è	2 - Analysis, discussion and resolution on the proposal to reform and consolidate the Company's Bylaws, according to the changes detailed in the management proposal

Clarifications

On March 28, 2023, according to the information disclosed by the Company, the Board of Directors, at its 224th Extraordinary Meeting, decided, by unanimity of the voters, to approve the forwarding to the General Shareholders' Meeting of the proposal to change Copel's Bylaws (Holding Company), after appreciation by the Conselho de Controle das Empresas Estaduais - CCEE, recommending its approval.

Thus, among the main modifications, we highlight the following:

a) Adjustment to the composition of the Board of Directors of Copel (Holding), changing the number of vacancies intended for minority shareholders, being 1 vacancy for holders of common shares and 1 vacancy for holders of preferred shares, in accordance with Federal Law no. 6404/1976;

b) Adjustment to the wording regarding the composition of the Board of Directors of the wholly-owned subsidiaries, to provide that the minimum number of directors will be three (3), as well as to clarify the wording of the respective article; and

c) Adjustment to the composition of the Minority Shareholders Committee, reducing from 3 to 2 the number of members of the Board of Directors elected by the non-controlling shareholders, and including 1 independent member of the Board of Directors.

In compliance with the provisions of article 12 of CVM Resolution no. 81, of 2022, Annex II highlights the proposed changes in the Company's Bylaws and Annex III presents a comparative chart detailing the origin and justification for the proposed changes and an analysis of their legal and economic effects. Annex IV contains the consolidation of the Bylaws, incorporating the proposed changes.

Consolidation of the bylaws

Finally, having made the statutory modifications, it is proposed to consolidate the Company's Bylaws, which, contemplating all the changes, would come into effect with the wording of Annex IV.

Annexes

Annex II - Company Bylaws with the proposed changes highlighted, according to art. 12 of CVM Resolution 81/2022

Annex III - Proposed change with description of current and proposed articles and justification for change, according to art. 12 of CVM Resolution 81/2022

Annex IV - Consolidated version of the Company’s Bylaws

Approvals

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This matter was submitted to the analysis and approval of the Board of Directors at its 224th extraordinary meeting, held on March 28, 2023.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution Proposal to reform and consolidate the Company's Bylaws: For [ ] Against [ ] Abstain from voting [ ]

V.	Information on the matters to be examined and discussed at the 68th Annual General Meeting

The Company’s Management presents below some clarifications related to each item for resolution at the Annual General Meeting, for the exercise of a conscious vote:

è	1 - Analysis, discussion and resolution on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2022

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company’s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been written by the Board of Executive Officers and approved by the Statutory Audit Committee and the Board of Directors. In addition, the Supervisory Board issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by Deloitte Touche Tohmatsu Auditores Independentes Ltda., the Company’s independent auditors.

The analysis of the Statutory Audit Committee, the opinion of the Supervisory Board and the Independent Audit report are attached to the Financial Statements, which also include the capital budget for 2023.

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Availability of Information

The Annual Report and the Financial Statements will be published in the newspaper Valor Econômico on April 19, 2023, pursuant to the applicable laws, being also available at the Company’s headquarters, at [B]³ Brasil, Bolsa, Balcão, and on Copel’s website (ir.copel.com).

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for fiscal year 2022: For [ ] Against [ ] Abstain from voting [ ]

è	2 - Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2022, distribution of earnings, payment of profit sharing and productivity incentives and capital budget for fiscal year 2023

Clarifications

The allocation of income consists in determining the portions of net income that will be appropriated to profit reserves, legal and statutory, or that will be distributed as dividends. Under the terms of article 196 of Law no. 6404/1976, the General Meeting may decide to withhold part of the net income of the year to execute a previously approved capital budget, being possible to approve it by the Annual General Meeting that deliberates on the financial statements of the previous year.

The proposal, therefore, consists in allocating the result for the fiscal year ending December 31, 2022, as well as the capital budget for 2023.

Allocation

Appropriation

From the net income for the fiscal year 2022, calculated in accordance with the Brazilian Corporation Law, in the amount of R$1,112,006,700.85 (one billion, one hundred and twelve million, six thousand, seven hundred reais and eighty-five cents), the Board of Executive Officers proposes the following appropriations:

a) R$55,600,335.04 (fifty-five million, six hundred thousand, three hundred and thirty-five reais and four cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with article 193 of Law no. 6,404, of December 15, 1976, and with Article 87, paragraph 2, item II, of the Company’s Bylaws;

b) R$36,513,231.65 (thirty-six million, five hundred thirteen thousand, two hundred thirty-one reais and sixty-five cents), are added to the adjusted net income due to the realization of the equity valuation reserve, resulting from the effects of the application of the deemed cost on the initial adoption of Technical Pronouncement CPC  27 for fixed assets;

c) R$79,000,000.00 (seventy nine million reais) already deliberated in the 205th Extraordinary General Meeting of November 21, 2022, which approved, in accordance with the Bylaws and the Dividend Policy, the distribution of earnings in the form of Interest on Capital - IOC, imputed to the mandatory dividend in the net amount per share of R$0.02719636 per common share - ON; R$0.02991600 per preferred share class "A" - PNA; R$0.02991600 per preferred share class "B" - PNB; R$0.146886036 per UNIT, duly adjusted in accordance with art. 202 of Law 6,404/76;

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d) R$257,848.48 (two hundred fifty-seven thousand, eight hundred forty-eight reais and forty-eight cents) for the payment of the complementation of the priority dividends of the class "A" preferred shares, as established in item I of paragraph 6 of article 5 of the Company Bylaws, as well as in compliance with the rules established by CVM Resolution no. 143, of June 15, 2022, and by the Technical Interpretation ICPC 08 (R1) of the Brazilian Accounting Pronouncements Committee, which deals with the accounting of the proposed payment of dividends;

e) R$1,013,661,748.98 (one billion, thirteen million, six hundred and sixty-one thousand, seven hundred and forty-eight reais and ninety-eight cents) for the constitution of a retention of profits reserve, whose purpose is to ensure the Company's investment program, as established in article 196 of Law no. 6,404, of December 15, 1976 and attached to the Management’s Proposal.

In addition to the gross amount of Interest on Capital - IOC distributed against net income as of June 30, 2022, the 205th Extraordinary General Meeting held on November 21, 2022 also resolved to distribute interest on capital, in the gross amount of R$891,000,000.00 (eight hundred and ninety-one million reais), based on the non-capitalized prior year retained earnings reserve. These amounts of IOC, net of taxes, are imputed to the compulsory dividend for fiscal year 2022, according to the criteria established in article 88 of the Company's Bylaws, and the difference is considered both for the payment of regular dividends for fiscal year 2022 and extraordinary dividends provided for in the Company's Dividend Policy. Of the total gross amount of the mentioned dividends, R$970,000,000.00 (nine hundred and seventy million reais), R$600,000,000.00 (six hundred million reais) were paid on November 30, 2022, and the date of payment of the remaining R$370,000,000.00 (three hundred and seventy million reais) will be defined at the 68th Annual General Meeting, in April 2023. In accordance with the provisions of article 205 of Law 6,404, of December 15, 1976, combined with article 88 of the Bylaws and the Company's Dividend Policy, the Board of Executive Officers proposed to the Board of Directors the distribution of a complementary dividend on the class "A" preferred shares in the amount of R$257,848.48 (two hundred fifty-seven, eight hundred forty-eight reais and forty-eight cents), as well as the ratification that the dividends already deliberated in the 205th Extraordinary General Meeting of November 21, 2022, be imputed, net of taxes, to the mandatory dividends of 2022, calculated in the amount of R$273.229,899.36 (two hundred and seventy-three million, two hundred and twenty-nine thousand, eight hundred and ninety-nine reais and thirty-six cents) of this fiscal year, and the difference be considered for the payment of both regular dividends for fiscal year 2022 and extraordinary dividends. The financial statements for fiscal year 2022 reflect the effects of the accounting records of the destinations previously specified, based on the assumption of their approval by the 68th Annual General Meeting, as established in paragraph 3 of article 176 of Law no. 6404, of December 15, 1976.

Therefore, the Company's Management proposes the approval of the allocation of the result for fiscal year 2022 and the capital budget for fiscal year 2023, comprising all the Company's sources of resources and applications of capital, whether fixed or current, for fiscal year 2023.

Payment of profit sharing and productivity incentives:

Federal Law no. 10,101, of December 19, 2000, as well as State Decree no. 1978, of December 20, 2007 and following alterations, regulate the participation of employees in the Company's profits, as an instrument of integration between capital and labor and as an incentive to productivity, pursuant to Article 7, item XI of the Constitution of the Republic. In compliance with this legislation, the Executive Board proposes the distribution, as profi tsharing, of R$46,072,682.97 (forty-six million, seventy-two thousand, six hundred and eighty-two reais and ninety-seven cents) to be paid to employees of the Parent Company and its wholly-owned subsidiaries. Such participation is provisioned for in the financial statements for 2022, specifically under "personnel expenses", in accordance with item 26.2 of the CVM/SNC/SEP Circular Letter no. 1, of February 14, 2007.

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Management’s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2548th meeting held on March 20, 2023; of the Board of Directors at its 223rd extraordinary meeting held on March 21, 2023; and of the Statutory Audit Committee at its 272nd meeting held on March 21, 2023; having also received a favorable opinion from the Supervisory Board in its 493rd meeting held on March 21, 2023.

Supervisory Board Report

The undersigned members of the Supervisory Board of Companhia Paranaense de Energia - Copel, within their legal and statutory duties and responsibilities, examined the Financial Statements for the fiscal year 2022, which comprise the balance sheet as of December 31, 2022, and the respective financial statements, statements of income, comprehensive income, changes in equity and cash flows for the year ending on the above-mentioned date, as well as the related explanatory notes and the Executive Board’s proposal for the allocation of net income for the fiscal year 2022. The drafts were received and analyzed individually by the members of the Supervisory Board and previously discussed with the Management. Based on the work developed throughout the year and the analysis carried out by this Committee, on the clarifications on internal controls provided by the Company's Management and the Independent Auditors, and also considering the Auditor's Report issued without reservations by Deloitte Touche Tohmatsu Auditores Independentes on the Individual and Consolidated Financial Statements, the members of the Supervisory Board state that said Statements are in a position to be referred to deliberation by the Shareholders' General Meeting. Curitiba, March 21, 2023. (a) DEMETRIUS NICHELE MACEI - Presidente; EDUARDO BADYR DONNI; HARRY FRANÇÓIA JÚNIOR; JOSÉ PAULO DA SILVA FILHO; e RAPHAEL MANHÃES MARTINS.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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Ordinary resolution

Deliberation on the Board of Directors' proposal for allocation of the net income verified for the fiscal year 2022 in the amount of R$1,112,006,700.85, to which will be added, after withholding the amount for formation of the legal reserve, R$36,513,231.65 by way of realization of the revaluation reserve. From the net income adjusted by the formation of the legal reserve and the reversal of the revaluation reserve, in the amount of R$1,092,919,597.46: (i) R$79,000,000.00 will be paid as interest on capital ("IOC") declared at the Extraordinary General Meeting held on November 21, 2022; (ii) R$257,848.48 to the holders of class "A" preferred shares as complementary dividend to reach the minimum dividend; and (iii) R$1,013,661,748.98 will be retained to execute the Company's capital budget. Be considered that in the Extraordinary General Meeting, in addition to the R$79,000,000.00 as interest on capital based on the net income for the current fiscal year, an additional R$891,000,000.00 was distributed as interest on capital based on the Company's profit reserves, noting that the total amount was imputed to the mandatory dividend, net of taxes, as well as to the regular and extraordinary dividends for purposes of the Company's Dividend Policy.

For [ ]                        Against [ ]                        Abstain from voting [ ]

è	3- Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2023

Clarifications

The General Meeting, in accordance with Article 152 of Federal Law 6,404/76, sets the annual compensation of Copel's Senior Managers, members of the Supervisory Board and members of Statutory Committees.

For 2023, and in accordance with CVM Resolution 81/2022, we inform that the Majority Shareholder should propose the annual global limit of up to R$11,386,806.44 (eleven million, three hundred and eighty-six thousand, eight hundred and six reais and forty-four cents).

The proposal contemplates inflationary recomposition of fees, in addition to adjustments in the representation allowance and health care plans, as applied to the Company's staff, being this value the global limit of remuneration of the Directors, Supervisory Board and members of the Statutory Committees, to be individualized by the Board of Directors.

Annex V - Item 8.2 of CVM’s Reference Form

Voting right

On this item of the agenda, only holderscommon shares are entitled to vote.

Ordinary resolution

Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2023:

For [ ]                      Against [ ]                    Abstain from voting [ ]

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è	4- Election of the members of the Company’s Board of Directors due to end of term of office

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of Brasil Bolsa Balcão - [B]³, and in compliance with article 114 of the Company’s Bylaws.

Vacancies and voting right

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

a)	one is appointed by the Company’s employees as established in State Law no. 8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87 (only holders of common shares have voting rights);
b)	one is appointed by minority shareholders who hold common shares, if they are not entitled to a greater number by the multiple vote process. The election is held separately (the controlling shareholders are not entitled to vote, only minority shareholders holding common shares having voting rights). The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit;
c)	one is appointed by the holders of preferred shares that meet the percentages and requirements foreseen in article 141, §§ 4 and 5 of Federal Law no. 6,404/1976. The election is separate (controlling shareholders may not vote, only minority shareholders holding preferred shares having voting rights), and the candidate who obtains the highest percentage representation of the Company's capital stock is considered elected, with no minimum limit; and
d)	The remaining members will be elelcted by the holders of common shares participanting in the General Meeting.

According to the Company's Bylaws, Art. 17, §1, whenever cumulatively, the election of the Board of Directors takes place through the multiple vote system and the holders of common or preferred shares exercise the right to elect a director, the State of Paraná will be assured the right to elect a director equal in number to those elected by the other shareholders and employees, plus 01 (one), regardless of the number of directors established in the Bylaws.

In order for a separate election of preferred shareholders to take place, it is necessary that the shareholders participating in the election must have held, without interruption, for at least three (3) months immediately prior to the Meeting, preferred shares representing ten percent (10%) of the capital stock (Article 141, paragraphs 4 and 6 of Federal Law no. 6404/1976).

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May the minority and/or preferred shareholder not exercise their right to elect one member for the Board of Directors, the major shareholder shall appoint a name to fill the remaining vacancy or vacancies, whose election shall follow the applicable corporate procedures and legislation.

Pursuant to CVM’s Resolution no. 81/2022, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for (re)election, the following members of the Board of Directors for the 2023-2025 term of office:

•      MARCEL MARTINS MALCZEWSKI;

•      MARCO ANTÔNIO BARBOSA CANDIDO;

•      CARLOS BIEDERMANN;

•      FERNANDO TADEU PEREZ;

•      LUCIA MARIA MARTINS CASASANTA; and

•      MARCO ANTONIO BOLOGNA.

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - NEC, which recorded, in its 64th Meeting, held on March 23, 2023, in items 20, 21 and 24 to 26, and in its 65th Meeting, held on March 27, 2023, that all nominations for the Board of Directors contained in this Manual are in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

The Summary with NEC's deliberations on the nominations is the Annex VI of this Manual.

Appointment by Company's employees:

The Company employee appointed by the peers, pursuant to State Law no. 8,096/85, regulated by Decree no. 6,343/85 and by State Law no. 8,681/87, in compliance with Federal Law no. 13,303/2016, as a result of the Company's internal electoral process established by Circular-044/2022, of November 16, 2022, was formally appointed by Notificação DGE -004/2023, of February 15, 2023, as the employee who obtained the highest number of valid votes in the election:

•      FAUSTO AUGUSTO DE SOUZA.

The compliance of the nominee was verified by the Company through a background check and by the Nomination and Evaluation Committee - NEC, which recorded, in its 63rd Meeting, held on February 28, 2023, item 02, that his nomination for the Board of Directors is in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

The Summary with NEC's deliberations on this nomination is the Annex VII of this Manual.

Appointments by the minority shareholders and the holders of preferred shares:

As the law does not establish a requirement for the early submission of proposals of names for election, the shareholders may indicate, at the Annual General Meeting, their candidates during the consideration of the matter, if entitled to do so, according to the criteria specified above.

Any request for inclusion of candidates in the Remote Voting Ballot of the Annual General Meeting - AGM must be submitted to the Company by April 3, 2023, by means of a written request sent to the Investor Relations Officer, to the electronic address acionistas@copel.com, as provided in art. 21-L of CVM Instruction 481/09, observing the requirements set forth in art. 21-M of the same instruction and in the Company's Reference Form.

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So far we have received the following indication from a minority shareholder:

•      LAURO ARCÂNGELO ZANOL - Appointed by Mr. Armildo Vendramin, minority shareholder;

•      LUCIANA LAGES TITO - Appointed by BNDES Participações S.A. (“BNDESPar”), minority shareholder; and

•      OTAVIO LOBÃO DE MENDONÇA VIANNA - Appointed by BNDESPar for election to be held separately for holders of prefferred shares.

Compliance

Pursuant to paragraph 8 of article 17 of the Company's Bylaws, the nominations to the Board of Directors must comply with the requirements and prohibitions imposed by Federal Laws no. 6,404/1976 and 13,303/2016, by the policy and internal rule for the nomination of members of statutory bodies, in addition to meeting the following parameters: I. have at least three (03) independent directors, and this number shall in any event equal or exceed twenty-five percent (25%) of the total number of members of the body. Such directors must be expressly declared as independent in the minutes of the General Meeting that elects them, in accordance with the definition in B3's Level 2 Corporate Governance Regulation and with the provisions of Federal Law no. 13,303/2016, and the director(s) elected by means of the option provided for in article 141, paragraphs 4 and 5, and article 239, both of Federal Law no. 6,404/1976 and subsequent amendments, shall also be considered independent; II. when, as a result of compliance with the percentage referred to in the above paragraph, the result is a fractional number of board members, the number will be rounded off in accordance with the Level 2 Corporate Governance Regulations of B3; III. have between three (03) and five (05) board members, including those mentioned in item I, who meet, cumulatively, the conditions set forth in Federal Law no. 13,303/2016, to compose the Statutory Audit Committee, depending on its composition according to Article 51, § 2 of these Bylaws; and IV. at least one (01) of the directors mentioned in this § 8 must have recognized experience in matters of corporate accounting to integrate the Statutory Audit Committee provided for in these Bylaws. The nominees must prove the requirements and the absence of prohibitions for the performance of the position, according to the applicable legislation, besides the additional requirements established in NPC 0315 - Nomination Policy and NAC 030311 - Nomination Standard for Members of Statutory Bodies, by filling out the Registration Form (Annex IX).

For this purpose, the following documents will be required at the time of the candidacy, including those who qualify on the day of the Meeting:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

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•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90 (ninety) days old;

•      Registration Form (Annex VIII) duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Annexes

Annex VI - Summary of the Nomination and Evaluation Committee resolutions on the nominations of the Controlling Shareholder to the Board of Directors

Annex VII - Summary of the Nomination and Evaluation Committee resolutions on the nomination of the employees to the Board of Directors

Annex VIII - Registration form

Annex IX - Item 7.3 of CVM’s Reference Form

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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Board of Directors

Election of the members of the Board of Directors:

MARCEL MARTINS MALCZEWSKI - Appointed by the State of Paraná, major shareholder

For [ ]                       Against [ ]                       Abstain from voting [ ]

MARCO ANTÔNIO BARBOSA CANDIDO - Appointed by the State of Paraná, major shareholder

For [ ]                       Against [ ]                       Abstain from voting [ ]

CARLOS BIEDERMANN - Appointed by the State of Paraná, major shareholder

For [ ]                       Against [ ]                       Abstain from voting [ ]

FERNANDO TADEU PEREZ - Appointed by the State of Paraná, major shareholder

For [ ]                       Against [ ]                       Abstain from voting [ ]

LUCIA MARIA MARTINS CASASANTA- Appointed by the State of Paraná, major shareholder

For [ ]                       Against [ ]                      Abstain from voting [ ]

MARCO ANTONIO BOLOGNA - Appointed by the State of Paraná, major shareholder

For [ ]                       Against [ ]                      Abstain from voting [ ]

LUCIANA LAGES TITO - Appointed by BNDES Participações S.A. ("BNDESPar”), minority shareholder;

For [ ]                       Against [ ]                      Abstain from voting [ ]

In case of the adoption of the multiple voting system, do you require the allocation of votes by percentage to candidates?

Yes [ ]                       No [ ]

Percentage of votes to be allocated to candidates:

MARCEL MARTINS MALCZEWSKI [ ] %

MARCO ANTÔNIO BARBOSA CANDIDO [ ] %

CARLOS BIEDERMANN [ ] %

FERNANDO TADEU PEREZ [ ] %

LUCIA MARIA MARTINS CASASANTA [ ] %

MARCO ANTONIO BOLOGNA [ ] %

LUCIANA LAGES TITO [ ] %

Separate election for holders of preferred shares:

OTAVIO LOBÃO DE MENDONÇA VIANNA - Appointed by BNDESPar, holder of preferred shares.

For [ ]                       Against [ ]                       Abstain from voting [ ]

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è	5. Resolution on the compliance of the elected members of the Board of Directors with the independence criteria established in CVM Resolution no. 80, of March 29, 2022

Annex K to CVM Resolution no. 80 of March 29, 2022, in its article 7, determines that "the characterization of the appointed person to the Board of Directors as an independent member must be resolved by the General Meeting".

Observing the provisions of this Resolution, as well as the evaluation carried out by Copel's Nomination and Evaluation Committee, the Company's Board of Directors, in its 224th Extraordinary Meeting, held on March 28, 2023, resolved that the nominations of Marcel Martins Malczewski (Chairman), Marco Antônio Barbosa Cândido (Executive Secretary), Carlos Biedermann and Fernando Tadeu Perez for the new term of office meet the criteria of independence, pursuant to article 140, paragraph 2, of Law 6,404/1976, art. 22 of Law 13,303/2016 and Annex K to CVM Resolution 80/2022, being in condition to be sent for deliberation at the Shareholders' Meeting.

At that same Board of Directors meeting, it was noted that (i) the nominees submitted the information related to items 7.3 to 7.6 of the Company's Reference Form, which, among other information, includes the nominee's declaration that he/she meets the regulatory criteria of independence, and (ii) the Company carried out the nominees' Background Check process. In addition, the Nomination and Evaluation Committee - CIA, in its 64th and 65th Meetings, held on March 23 and 27, 2023, respectively, recorded that the nominees of the Controlling Shareholder meet the requirements of the concept of independence contained in Law No. 13,303/2016 and in Annex K to CVM Resolution No. 80/2022.

Additionally, the Board of Directors, in its 225th extraordinary meeting, held on April 5, 2023, and the Nomination and Evaluation Committee - CIA, in its 67th meeting, recorded that the candidates Luciana Lages Tito, Lucia Maria Martins Casasanta (in place of Luiz Claudio Maia Vieira) and Marco Antonio Bologna (in place of Leila Abraham Loria) meet the requirements of the concept of independence contained in Law No. 13,303/2016 and in Annex K to CVM Resolution No. 80/2022.

Thus, it is proposed to the shareholders to express an opinion on item 5 of the agenda for the Annual General Meeting, of April 28, 2023, in order to deliberate on the classification of the members of the Board of Directors elected herein.

Ordinary resolution

Compliance of the elected members of the Board of Directors with the independence criteria established in Annex K to CVM Resolution no. 80, of March 29, 2022;

For [ ]                      Against [ ]                     Abstain from voting [ ]

è	6- Election of members of the Supervisory Board due to end of term of office

Clarifications

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The Company has a permanent Supervisory Board, with collegiate and individual performance, with the powers and duties set forth in Federal Laws no. 6,404/1976 and 13,303/2016 and other applicable legal provisions. It is composed of 05 (five) titular members and an equal number of substitutes, elected in a General Meeting with a unified mandate of 02 (two) years, as of the date of their election, with a maximum of 02 (two) consecutive reelections allowed. Its main duties are to inspect the acts of the managers, examine and issue an opinion on the Financial Statements and report its conclusions to the Company's shareholders.

According to Federal Law no. 6,404/1976 (Brazilian Corporations Law), all the members of the Supervisory Board, in order to take office, must sign a statement that they are not involved in any of the crimes provided by law that prevent them from exercising commercial activities, signing the Instrument of Investiture and the Terms of Compliance with the Policies of Disclosure of Material Information and Maintenance of Secrecy and Trading with Securities Issued by Copel, established by CVM’s Instruction no. 358/2002, by which they undertake to comply with the rules contained therein.

Vacancies and voting right

Copel’s Supervisory Committee comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

a)	one member and his respective alternate appointed by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote, and only the minority holders of common shares are entitled to vote). The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and
b)	one member and his respective alternate appointed by the holders of preferred shares – the election is carried out separately (controlling shareholders may not vote, and only the holders of preferred shares are entitled to vote). The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and
c)	The remaining members and respective alternates will be appointed and elelcted by the holders of common shares participanting in the General Meeting, including the majority shareholder.

Pursuant to CVM’s Resolution no. 81/2022, the majority shareholder appointed, to fill the vacant positions for (re)election, the following members of the Supervisory Board for the 2023-2025 term of office:

Sitting members:

•      DEMETRIUS NICHELE MACEI

•      HARRY FRANÇÓIA JÚNIOR

•      JOSÉ PAULO DA SILVA FILHO

Suplentes:

•      ROBERTO ZANINELLI COVELO TIZON

•      OTAMIR CESAR MARTINS

•      VERÔNICA PEIXOTO COELHO

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - NEC, which recorded, in its 64th Meeting, held on March 23, 2023, in items 29 to 34, that all nominations for the Supervisory Board contained in this Manual are in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

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The Summary with NEC's deliberations on this nomination is the Annex X of this Manual.

Supervisory Board: sitting and alternate member - controlling shareholder

As the law does not make the early submission of the proposed names for election mandatory, the shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Shareholders wishing to include candidates in the distance voting ballot paper for the Annual General Meeting - AGM must send a written request to the Company until April 3, 2023, addressed to the Chief Financial and Investors Relations Officer and via the e-mail address acionistas@copel.com, pursuant CVM’s Resolution no. 81/2022, and the requirements established in the same Rule, and in item 12.2 of the Company's Reference Form.

So far we have received the following indication from minority shareholders:

•      MARCO AURELIO SANTOS CARDOSO as sitting member and ALEXANDRE MACHADO DE SOUZA as his alternate - Appointed by BNDESPar for election to be held separately for holders of prefferred shares;

•      VICTOR PINA DIAS as sitting member and MARCOS AURÉLIO DO NASCIMENTO DE LIMA as his alternate - Appointed by BNDESPar for election to be held separately for holders of prefferred shares;

•      LETÍCIA PEDERCINI ISSA, as sitting member and EDUARDO NORDSKOG DUARTE as her alternate - Appointed by Hydrocenter Válvulas Tubos e Conexões LTDA;

•      AMIR GEORGE FRANCIS MATTA - Appointed by Mr. Armildo Vendramin; and

•      EDUARDO RAMOS DA SILVA (in place of Raphael Manhães Martins) as sitting member and ANDRÉ LEAL FAORO as his alternate - Appointed by VICTOR ADLER VIC DTVM S.A., RABO DE PEIXE TRANSPORTES, SERVIÇOS MAR. E EMP. TUR. LTDA., ROSANE MORAES COUTINHO DE OLIVEIRA and ANTONIA CLIUCY PIRES CHAVES.

Compliance

In accordance with article 68 of the Company’s Bylaws, appointments for the Supervisory Board must comply with the requirements and prohibitions provided for by Federal Laws no. 6,404/1976 and 13,303/2016.

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Annex VIII).

For this reason, when submitting a candidacy, including those announced on the day of the GM, the following documents must presented:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

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•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90 (ninety) days old;

•      Registration Form (Annex VIII) duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Annexes

Annex VIII - Registration form
Annex IX - Item 7.3 of CVM’s Reference Form

Annex X - Summary of the Nomination and Evaluation Committee resolutions on the nominations to the Supervisory Board

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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Supervisory Board

Election of sitting and alternate members of the Supervisory Board:

DEMÉTRIUS NICHELE MACEI - Sitting Member and ROBERTO ZANINELLI COVELO TIZON - Alternate - Appointed by the State of Paraná, major shareholder

For [ ]                    Against [ ]                    Abstain from voting [ ]

HARRY FRANÇÓIA JÚNIOR - Sitting Member and OTAMIR CÉSAR MARTINS - Alternate - Appointed by the State of Paraná, major shareholder

For [ ]                    Against [ ]                    Abstain from voting [ ]

JOSÉ PAULO DA SILVA FILHO - Sitting Member and VERÔNICA PEIXOTO COELHO - Alternate - Appointed by the State of Paraná, major shareholder

For [ ]                    Against [ ]                    Abstain from voting [ ]

Separate election for holders of common shares:

MARCO AURELIO SANTOS CARDOSO - sitting member and ALEXANDRE MACHADO DE SOUZA - alternate

For [ ]                    Against [ ]                    Abstain from voting [ ]

Separate election for holders of preferred shares:

LETÍCIA PEDERCINI ISSA - sitting member and EDUARDO NORDSKOG DUARTE - alternate

For [ ]                    Against [ ]                    Abstain from voting [ ]

EDUARDO RAMOS DA SILVA - sitting member and ANDRÉ LEAL FAORO – alternate

For [ ]                    Against [ ]                    Abstain from voting [ ]

VICTOR PINA DIAS - sitting member and MARCOS AURÉLIO DO NASCIMENTO DE LIMA - alternate

For [ ]                    Against [ ]                    Abstain from voting [ ]

è	7- Election of members of the Nomination and Evaluation Committee due to end of term of office

Clarifications

The Nomination and Evaluation Committee - NEC, pursuant to Article 53 of the Bylaws, is a permanent statutory body, auxiliary to the shareholders, with the prerogatives set forth in Federal Law no. 13,303/2016 and in its Internal Rules of Procedure, which shall verify the compliance of the nomination and evaluation process of the managers and the members of the Supervisory Board and of the Statutory Committees, pursuant to the legislation in force.

The Committee is unique for Copel (Holding) and its wholly-owned subsidiaries, and may be extended to subsidiaries, associated companies and other companies in which Copel has an interest.

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The members of the NEC issue opinions to assist shareholders about compliance in the nomination of managers and members of Supervisory Board and of the statutory committees, observing compliance with the requirements and absence of prohibitions for the respective elections.

Vacancies and voting right

The Nomination and Evaluation Committee will be composed of 03 (three) members, elected and dismissed by the General Assembly, with a unified mandate of 02 (two) years, as of the date of their election, with a maximum of 02 (two) consecutive reappointments allowed, as follows:

a)   02 (two) members appointed by the company’s controlling shareholder (only holders of common shares have voting rights);

b)   01 (one) member nominated by the minor shareholders (controlling shareholders cannot vote), with only minority common stockholders having voting rights, being elected the candidate that gains the greatest percentage representation of the company’s capital stock, no minimum limit); and

c)   the controlling shareholder will be assured the right to elect the majority of the Committee members.

Appointments

The State of Paraná, pursuant to the provisions of paragraph 2 of article 53 of Copel's bylaws, appointed the names listed hereunder for the vacancies to be filled by the Company's controlling shareholder:

•      MARCOS LEANDRO PEREIRA

•      ROBSON AUGUSTO PASCOALINI

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - NEC, which recorded, in its 64th Meeting, held on March 23, 2023, in items 27 and 28, that all nominations for the Nomination and Evaluation Committee contained in this Manual are in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

The Summary with NEC's deliberations on this nomination is the Annex XI of this Manual.

By the minority shareholders:

As for the vacancy to be filled by minority shareholders, the appointee must fully comply with the requirements and prohibitions set forth in the applicable law and the Company’s internal rules. Candidates that meet the requirements can be presented on the day of the Annual General Meeting.

So far we have received the following indication from a minority shareholder:

•   LAURO ARCÂNGELO ZANOL

Compliance

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Annex VIII).

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For this reason, when submitting a candidacy, including those announced on the day of the GM, the following documents must presented:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90 (ninety) days old;

•      Registration Form (Annex VIII) duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Annexes

Annex VIII - Registration form

Annex XI - Summary of the Nomination and Evaluation Committee resolutions on the nominations to the Nomination and Evaluation Committee

Annex XII - Item 7.4 of CVM’s Reference Form

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution

Analysis, discussion and voting of the proposal for nomination of members to the Nomination and Evaluation Committee - NEC, with election of the following members:

MARCOS LEANDRO PEREIRA

ROBSON AUGUSTO PASCOALINI

For [ ]                    Against [ ]                    Abstain from voting [ ]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 07, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.